 Filed Pursuant to Rule 253(g)(2)
File No. 024-10814

THE CHOSEN, LLC

SUPPLEMENT NO. 1 DATED AUGUST 2, 2018
TO THE OFFERING CIRCULAR DATED JUNE 15, 2018

This document supplements, and should be read in conjunction with, the offering circular of The Chosen, LLC, a Utah limited liability company (“we,” “our” or “us”), dated June 15, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on the same date (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to extend the period during which certain investors are eligible to receive bonus Units.

Extension of the Bonus Units Issuance Period for Investors from Alabama, Arizona, Florida, Nebraska, Nevada, New Jersey, North Dakota, Texas and Washington

We commenced the Offering on June 15, 2018, the day the offering statement was qualified by the Commission. The Offering Circular provided that investors who invested within the first month of the Offering and who, prior to the date of qualification of the offering statement, provided at least one indication of interest in the Offering, would receive 10% bonus Units (or 10 bonus Units for each 100 Units purchased) up to a maximum aggregate bonus Unit issuance of 900,000 bonus Units.

The Company is extending the period during which investors from Alabama, Arizona, Florida, Nebraska, Nevada, New Jersey, North Dakota, Texas and Washington are eligible to receive bonus Units. Investors from these nine states who invest within thirty days from the date on which an announcement is posted on the Offering’s website at thechosen.tv that the Company is accepting subscriptions from the relevant investor’s state and who, prior to the date of qualification of the offering statement, provided at least one indication of interest in the Offering, will receive 10% bonus Units. To receive bonus Units, the investor must invest at least the amount of such investor’s indication of interest. The bonus Units will continue to be offered on a first-come, first-served basis up to the maximum aggregate bonus Unit issuance of 900,000 bonus Units, and, therefore, there is no guarantee that bonus Units will still be available at the time the Company is accepting subscriptions from each of these nine states. Investors from all other states must have invested within the first month of the Offering to be eligible to receive bonus Units. The Company will begin accepting subscriptions from North Dakota on August 7, 2018, and investors from North Dakota who invest within thirty days after August 7, 2018 will be eligible to receive bonus Units.